 As Filed With The Securities and Exchange Commission On January 30, 2001

                                                Registration No. 333-53930
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                              VECTREN CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

                               ----------------
                Indiana                              35-2086905
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)           Identification Number)
                             20 N.W. Fourth Street
                           Evansville, Indiana 47741
                                (812) 491-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                              Ronald E. Christian
                    Senior Vice President, General Counsel
                                 and Secretary
                             20 N.W. Fourth Street
                           Evansville, Indiana 47741
                                (812) 491-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies To:
          Catherine L. Bridge                    Edward F. Petrosky
          Barnes & Thornburg                      Brown & Wood LLP
       11 South Meridian Street                One World Trade Center
      Indianapolis, Indiana 46204             New York, New York 10048
            (317) 236-1313                         (212) 839-5300
                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

               Preliminary Prospectus dated January 30, 2001

PROSPECTUS

                                  5,500,000 Shares

                                Vectren Corporation

[LOGO]

                                    Common Stock
                         (and Common Stock Purchase Rights)

                                  -----------

    Vectren Corporation is selling 5,500,000 shares of common stock with the related common stock purchase rights.

    The shares trade on the New York Stock Exchange under the symbol "VVC." On January 26, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $22.6875 per share.

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                               Per Share Total
                                                               --------- -----
     Public offering price....................................      $       $
     Underwriting discount....................................      $       $
     Proceeds, before expenses, to Vectren....................      $       $

    The underwriters may also purchase up to an additional 825,000 shares from Vectren at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about         , 2001.

                                  -----------

Merrill Lynch & Co.                                   Credit Suisse First Boston

A.G. Edwards & Sons, Inc.

                        Edward D. Jones & Co., L.P.

                                                                 UBS Warburg LLC

                                  -----------

                The date of this prospectus is      , 2001.

                       [ORGANIZATION CHART APPEARS HERE]
 Transmits     Generates          Trades and    Provides       Provides
 and           and                markets       utility        integrated
 distributes   markets            natural gas   products       broadband
 natural       electric           and provides  and            communication
 gas and       power              energy        services,      services
 electricity                      performance   and the
                                  contracting   mining and
                                                sale of
                                                coal

      Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. and SIGCORP, Inc. On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company, located in western Ohio. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers.

                               [MAP APPEARS HERE]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   5
Risk Factors...............................................................   7
Forward-Looking Statements.................................................   9
Business...................................................................  10
Use of Proceeds............................................................  20
Market Price of Common Stock and Dividends.................................  20
Capitalization.............................................................  21
Selected Historical and Pro Forma Consolidated Financial Data..............  22
Description of Stock.......................................................  25
Certain United States Tax Considerations for Non-United States Holders.....  27
Underwriting...............................................................  30
Legal Matters..............................................................  32
Experts....................................................................  32
Where You Can Find More Information........................................  33

                                ---------------

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the cover page of this prospectus or, in the case of information contained in documents incorporated by reference in this prospectus, as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                ---------------

      Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised and the terms "Vectren," "we," "us" and "our" refer to Vectren Corporation and, where appropriate, our subsidiaries.

                                ---------------

      As used in this prospectus, the abbreviation "MMdth" means million decatherms, "MW" means megawatts, "MWhrs" means megawatt hours, "RGUs" means revenue generating units and "throughput" means combined gas sales and gas transportation volumes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    SUMMARY

      This summary provides an overview of the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should read all of the information contained or incorporated by reference in this prospectus carefully, including the "Risk Factors" section and the financial statements and related notes.

                                  Our Company

      Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. and SIGCORP, Inc. On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company, located in western Ohio. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Energy Services trades and markets natural gas and provides energy performance contracting services. Utility Services provides utility products and services, such as underground construction and facilities locating, meter reading and materials management, and the mining and sale of coal. Communications provides integrated broadband communications services, including local and long distance telephone, internet access and cable television.

      We segregate our businesses into regulated and non-regulated entities. At December 31, 2000, we had $2.9 billion in total assets, with $2.4 billion (83%) being regulated and $0.5 billion (17%) being non-regulated. Our earnings for fiscal year 2000 were $72.0 million, or $1.18 per share of common stock. Excluding merger and integration related charges, our earnings for fiscal year 2000 were $108.8 million, or $1.78 per share of common stock. Excluding merger and integration related charges, the results reflect a 20% increase over 1999 results of $90.7 million, or $1.48 per share of common stock.

                                  Our Strategy

      Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong utility foundation to help make our customers more productive, comfortable and secure. More specifically,

    . We will build upon our strong utility foundation by remaining a low cost, safe and reliable provider of energy and related products and services.

    . We will continue to build on the loyalty of existing and new customers by anticipating and meeting their needs with value added products and services.

    . We will grow our core business through the disciplined pursuit of mergers, acquisitions, alliances, joint ventures and partnerships.

    . We will pursue superior returns for our shareholders through our goal of providing, on average over five years, annual earnings growth per share of 8% to 10%.

      Vectren was incorporated under the laws of Indiana on June 10, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47741. Our telephone number is (812) 491-4000.

                                  The Offering

Common stock offered by Vectren.... 5,500,000 shares
Shares outstanding after the
offering........................... 66,887,468 shares
Use of proceeds.................... We estimate that our net proceeds from this offering without exercise of the
                                    underwriters' over-allotment option will be
                                    approximately $120,934,000. We intend to
                                    use the net proceeds to repay a portion of
                                    the commercial paper issued to fund the
                                    acquisition of the natural gas distribution
                                    assets of The Dayton Power and Light
                                    Company, our share of the additional
                                    investment in Reliant Services, LLC for the
                                    purchase price for Miller Pipeline
                                    Corporation, and our additional investments
                                    in Haddington Energy Partners and the
                                    integrated broadband communications joint
                                    venture with Utilicom Networks, LLC.
Risk factors....................... See "Risk Factors" and other information included or incorporated by reference in
                                    this prospectus for a discussion of factors
                                    you should carefully consider before
                                    deciding to invest in shares of the common
                                    stock.
New York Stock Exchange symbol..... VVC

      The number of shares outstanding after the offering is based on our shares outstanding as of January 11, 2001 and excludes (i) 859,441 shares reserved for issuance under outstanding options and (ii) 4,000,000 shares that will be reserved for issuance as shares or as options over a five year period under our At Risk Compensation Plan, which has been authorized by our board of directors but not yet presented to our shareholders for their approval. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 825,000 shares.

                                  RISK FACTORS

      You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Our acquisitions may not perform as expected.

      We have achieved growth through mergers and acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired it, we have a limited history of owning and operating many of these businesses. There can be no assurances that these businesses will perform as expected, that the returns from these businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to maintain or develop them or that we will realize the synergies associated with our merger and investment strategies.

We operate in an increasingly competitive industry, which may affect our future earnings.

      The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our earnings from retail electric and gas sales. Currently, several states, including Ohio, have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market, and several other states are considering such legislation. At the present time, Indiana has not adopted such legislation. Ohio regulation provides for choice of commodity for all gas customers. We plan to implement this choice for all of our gas customers in Ohio by 2002. Indiana has not adopted any regulation requiring gas choice except for large volume customers. We cannot assure that increased competition or other changes in legislation, regulation or policies will not have a material adverse effect on our business, prospects, financial condition or results of operations.

From time to time, we are subject to material litigation and regulatory proceedings.


      On November 3, 1999, the United States Environmental Protection Agency ("USEPA") filed a lawsuit against Southern Indiana Gas and Electric Company ("SIGECO"), a wholly owned subsidiary of Vectren, alleging violations of the Clean Air Act at the Culley Generating Station. The lawsuit seeks fines against SIGECO for as much as $27,500 per day per violation without specifying the number of days or violations that the USEPA believes occurred. The USEPA also seeks an order requiring SIGECO to install the best available emission technology at the Culley Generating Station, the costs of which are estimated to be $40 million to $50 million. The majority of these costs are included in the approximately $160 million which SIGECO would be required to expend if the USEPA's rule requiring certain states, including Indiana, to file revised state implementation plans to reduce nitrogen oxide ("NOx") emissions is upheld by a final court order and, as a result, SIGECO is required to install system-wide NOx emission control. The estimate is based on the level of system-wide emissions reductions ultimately required and the control technology utilized to achieve the reductions and is expected to be expended during the 2001-2004 period. Related additional operation and maintenance expenses could be an estimated $8 to $10 million annually.

      The Indiana Utility Regulatory Commission (the "Indiana Commission") has determined that there should be additional review of certain pricing terms for the purchase of gas by Indiana Gas Company, Inc., a wholly owned subsidiary of Vectren ("Indiana Gas"), from ProLiance Energy, LLC ("ProLiance"), our 50% owned unregulated marketing affiliate, in a pending gas cost adjustment proceeding before the Indiana Commission involving Indiana Gas and Citizens Gas & Coke Utility, a public charitable trust that provides gas service to the City of Indianapolis ("Citizens Gas"). An affiliate of Citizens Gas is our partner in the ProLiance joint venture. A hearing schedule has not yet been established. Pending resolution of these issues, Indiana Gas continues to record gas costs in accordance with the ProLiance contract and Vectren continues to record its proportional share of ProLiance's earnings.

      In addition to the matters described above, we may be subject to other material litigation and regulatory proceedings from time to time. There can be no assurance that the outcome of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

We may not be able to realize our communications strategy.

      Since we have a minority interest in our investments in Utilicom Networks, LLC ("Utilicom"), the nature of our broadband communications investments and the manner in which we offer such services to customers may change. Further, we face strong competition in the broadband communications business. Competitors include regional, national and global companies. Many of our competitors are well-established and have larger and better developed networks and systems, greater name recognition, longer operating histories in certain businesses and significantly greater financial, technical and marketing resources. As a result, there can be no assurance that we will achieve penetration rates in Indianapolis, Indiana, Dayton, Ohio or any other future markets comparable to the rates achieved by SIGECOM, LLC ("SIGECOM") in the Evansville, Indiana market.

We are experiencing significantly increased gas costs.

      Commodity prices for natural gas purchases during the winter months of calendar year 2001 have unexpectedly increased significantly, primarily due to the expectation of a colder winter, which has led to increased demand and tighter supplies. Subject to regulatory approval, Vectren's utility subsidiaries charge their customers the actual cost they pay for the natural gas purchased on their customers' behalf. As a result, profit margins on gas sales should not be impacted. In 2001, Vectren's utility subsidiaries may experience higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold.

      On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment. In early December, the Indiana Commission issued an interim order approving the request by Indiana Gas for a gas cost adjustment factor for December 2000. On January 4, 2001, the Indiana Commission approved the January and February 2001 gas cost adjustment as filed. The order also addressed the claim by the Office of Utility Consumer Counselor that a portion of the requested gas cost adjustment be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed the practices that it had employed in the past and which were subject to review by the Indiana Commission. In response to the claim by the Office of Utility Consumer Counselor, the Indiana Commission found that there should be a one-time, $3.8 million disallowance related to gas procurement for this winter season. As a result, Indiana Gas recognized a pre-tax charge of $3.8 million during fiscal year 2000. Indiana Gas or the Office of Utility Consumer Counselor could file appeals to the Indiana Commission's order through February 5, 2001. On January 25, 2001, the Citizens Action Coalition of Indiana, Inc., a not for profit consumer advocate, filed with the Indiana Commission a petition to intervene and a notice of appeal of the order.

                           FORWARD-LOOKING STATEMENTS

      Statements contained or incorporated by reference in this prospectus regarding future events and developments are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under "Risk Factors" and the following:

    .  Weather conditions;

    . The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

    . The economic climate, including inflation rates and monetary policies;

    . Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs;

    . Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

    . Customer growth within our service territories and changes in customers' usage patterns and energy preferences;

    . Financial market conditions, including changes in availability of capital or interest rate fluctuations;

    . Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our merger and investment strategies; and

    . Employee workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages.

      These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus and our filings with the Securities and Exchange Commission. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents.

                                    BUSINESS

                  [ORGANIZATION CHART OF VECTREN APPEARS HERE]

      Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. ("Indiana Energy") and SIGCORP, Inc. ("SIGCORP"). On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company ("Dayton Power"), located in western Ohio, which are now operated by Vectren Energy Delivery of Ohio, Inc. ("Vectren of Ohio"), a wholly-owned subsidiary. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Energy Services trades and markets natural gas and provides energy performance contracting. Utility Services provides utility products and services, such as underground construction and facilities locating, meter reading and materials management, and the mining and sale of coal. Communications provides integrated broadband communications services, including local and long distance telephone, internet access and cable television.

      We segregate our businesses into regulated and non-regulated entities. At December 31, 2000, we had $2.9 billion in total assets, with $2.4 billion (83%) being regulated and $0.5 billion (17%) being non-regulated. For the year ended December 31, 2000, our earnings were $72.0 million, or $1.18 per share of common stock. Excluding merger and integration related charges, our earnings for fiscal year 2000 were $108.8 million, or $1.78 per share of common stock, with $84.0 million (77%) from our regulated entities and $24.8 million (23%) from our non-regulated entities. Excluding merger and integration related charges, the results reflect a 20% increase over 1999 results of $90.7 million, or $1.48 per share of common stock.

                          Regulated vs. Non-Regulated

                                                      Earnings*

     Total Assets (12/31/00)                  Year Ended 12/31/00
                               [PIE CHART]

                        Total Assets (12/31/00)
                        -----------------------
                             $2.9 billion

                        Regulated           83%
                        Non-Regulated       17%
                              [PIE CHART]

                               Earnings*
                         Year Ended 12/31/00
                         -------------------
                            $108.8 million

                       Regulated            77%
                       Non-Regulated        23%
                      *Before merger and integration related costs.
                       Includes results of Vectren of Ohio for two months.

                                  Our Strategy

      Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong utility foundation to help make our customers more productive, comfortable and secure.

      We will build upon our strong utility foundation by remaining a low cost, safe and reliable provider of energy and related products and services. Our strong utility foundation is built upon low cost electric generating and energy distribution assets. We have aligned our business groups and have formed strategic alliances and partnerships to utilize our core competencies, reduce costs and better manage our operations.

      We will continue to build on the loyalty of existing and new customers by anticipating and meeting their needs with value added products and services. Customer-care is a primary focus, and we have implemented a customer care organization, including marketing and sales and a centralized call center in Evansville. This helps position us to provide future products and services.

      We will grow our core business through the disciplined pursuit of mergers, acquisitions, alliances, joint ventures and partnerships. Most recently, we successfully completed the merger of Indiana Energy and SIGCORP to form Vectren, acquired the natural gas distribution assets of Dayton Power and acquired, through a joint venture, Miller Pipeline Corporation ("Miller Pipeline"). We will opportunistically pursue other businesses where we have developed expertise. We will also look to divest certain businesses judged to be non-core to Vectren's customer relationship focused strategy.

      We will pursue superior returns for our shareholders. It is our goal to produce, on average over five years, annual earnings growth per share of 8% to 10%. Our goal is to grow regulated earnings on average up to 4%. Furthermore, our goal is for non-regulated operations, which contribute approximately 23% of consolidated earnings before merger and integration related costs, to contribute as much as 35% in five years. We plan to continue to grow our cash dividend and maintain investment grade credit ratings for our debt.

                           Our Competitive Strengths

      We believe we have developed competitive strengths that will enable us to successfully execute our strategy. These strengths include:

    .  Customer focus

    .  Superior service

    .  Experienced management team

    .  Solid, cost conscious utility foundation

    .  Low cost provider of electric generation

    .  Successful non-regulated growth strategy

    . Market leading supplier of gas to industrial customers and municipal utilities

    .  Disciplined approach to growth through business combinations

    .  Outstanding dividend growth record

                       Regulated Business Segment Review

                                Gas vs. Electric

                            Year Ended 12/31/00

      Gas-Revenues*           Electric-Revenues
                                                      Regulated Earnings*
[PIE CHART]

Electric-Revenues
-----------------

$336.4 million

Wholesale        23%
Other             2%
Industrial       25%
Residential      28%
Commercial       22%

[PIE CHART]

Gas-Revenues*
-------------

$818.8 million

Industrial      10%
Residential     59%
Commercial      21%
Other           10%

*Includes Vectren of Ohio for two months.


[PIE CHART]

Regulated Earnings*
-------------------

$84.0 million

Electric         56%
Gas              44%

*Before merger and integration related costs.

Energy Delivery

     With the addition of the Vectren of Ohio operations, which were acquired on October 31, 2000, our Energy Delivery group provides natural gas and electric service to approximately one million customers in Indiana and west central Ohio. Through Energy Delivery, we strive to remain a safe, reliable, low cost provider of energy to our customers helping to make them more productive, comfortable and secure.

     Energy Delivery is made up of three utility companies. SIGECO currently markets and delivers electricity and natural gas to approximately 150,000 customers in southwestern Indiana. Indiana Gas provides natural gas distribution to approximately 510,000 customers in central Indiana. Vectren of Ohio provides natural gas distribution to approximately 310,000 customers in west central Ohio. Indiana Gas, SIGECO and Vectren of Ohio are wholly owned subsidiaries of Vectren.

                          Gas Throughput and Customers

                            [BAR CHART]

                  Throughput MMdth           Heating Degree Days __% of Normal
1998                       139                       79
1999                       151                       87
2000 Throughput            181                       96
     includes
     Vectren of
     Ohio for
     two months
                         [BAR CHART]

                                      Customers (000's)
1998                                    610
1999                                    622
2000*                                   946

*Includes Vectren of Ohio


     Gas volumes steadily increased in recent years as measured by throughput. Throughput in 2000 was 181 MMdth compared to 151 MMdth in 1999 and 139 MMdth in 1998. Year end customer counts were approximately 946,000 in 2000, 622,000 in 1999 and 610,000 in 1998. Growth in gas throughput was impacted by weather, favorable economic conditions and customer growth, and the inclusion of the operations of Vectren of Ohio for two months in 2000.

                         Electric Sales and Customers

                                  [BAR CHART]

          Electric Sales Mwhrs (000's)      Cooling Degree Days __% of Normal
1998                 6,900                                 118
1999                 7,000                                  94
2000                 7,500                                  93

                         [BAR CHART]

              Customers (000's)
1998                 124
1999                 127
2000                 132

      Electric sales totaled approximately 7,525,000 MWhrs in 2000, 6,941,000 MWhrs in 1999 and 6,859,000 MWhrs in 1998. Year end electric customer counts were approximately 132,000 in 2000, 127,000 in 1999 and 124,000 in 1998.
Electric sales grew despite milder than normal weather, as measured in terms of cooling degree days. These results reflect customer growth and our successful efforts to market our low cost excess generating capacity to wholesale customers.

Energy Delivery Strategic Objectives

    . Be a top quartile performer in the industry in terms of customer service, safety, operating costs and prices

    . Enhance customer relationships to serve as a foundation for providing additional products and services

    . Continually improve through process revisions and development of new technology

Power Supply

      Our Power Supply group operates and maintains Vectren's six coal fired electric power plants and five peaking units in southwest Indiana, contracts for purchased power and sells power in the wholesale market. We presently own 1,256 MWs of installed operating generating capacity. Coal-fired generating units provide 1,041 MWs of capacity, and gas or oil-fired turbines used for peaking or emergency conditions provide 215 MWs. We have 50 MWs available under firm contracts and 120 MWs available under interruptible contracts. We also have 80 MWs of new peaking capacity under development, which will be available for our summer peak in 2002 and will be fueled by natural gas.

       Firm Capacity (1,306 MWs)            Source of Supply in 2000 (MWhrs)

                      [PIE CHART]

                Firm Capacity (1,306 MWs)


               Purchased Power          4%
               Oil & Gas               16%
               Coal                    80%


                       [PIE CHART]

             Source of Supply in 2000 (MWhrs)


               Purchased Power         12%
               Oil & Gas                1%
               Coal                    87%

      In addition, our Power Supply group has interconnections with Louisville Gas and Electric Company, Cinergy Services, Inc., Indianapolis Power & Light Company, Hoosier Energy Rural Electric Cooperative, Inc., Big Rivers Electric Corporation, Wabash Valley Power Association and the City of Jasper, providing an ability to simultaneously interchange approximately 750 MWs.

      We believe that a distinct competitive advantage of our Power Supply group is the low cost generation of electric power made possible through low production costs. Our power production costs, which include coal costs, in 1999 were approximately 1.75 cents per kilowatt hour, placing us among the lowest cost providers in the nation, as demonstrated by the following graph:

                  Electric Cost of Production in 1999(1)

[Logo Graph]
                     [BAR GRAPH]

                   Cents Per KW/h

SIECO        ECAR Average(2)       National Average
1.75              1.93                   1.86


--------

(1) Electric Cost of Production is defined as total fuel cost and non-fuel operation and maintenance cost.

(2) ECAR means East Central Area Reliability Coordination Agreement.

Source: Resource Data International Inc.

      This advantage allows us to make sales into the public power markets. While we must first serve our Energy Delivery group, excess power has been available for sale to other buyers during non-peak load periods. Low production costs enable us to sell a greater volume of power at favorable market prices.

Power Supply Strategic Objectives

    .  Maximize return on generation assets

    .  Maintain position as a low cost, reliable producer of electric power

    . Operate in a manner that reflects Vectren's commitment to environmental stewardship

                     Non-Regulated Business Segment Review

                    Non-Regulated Earnings Contribution

                            Year Ended 12/31/00

                              $108.8 million*

         [PIE CHART]

        Non-Regulated
        $24.8 million

Energy Services             7%
Utility Services            2%
Communications              4%
Corporate and Other        10%
Regulated                  77%

*Before merger and integration related costs.
 Includes results of Vectren of Ohio for two months.

Energy Services

      Our Energy Services group relies heavily upon a customer focused, value added strategy. The group provides gas marketing and fuel supply management to over 600 customers in twelve states across the Midwest, as well as market intelligence through disciplined trading. In addition to being a leading provider of these services to municipal utilities, we serve large end users and other utilities. This group is also the gas supplier for our Energy Delivery group. At December 31, 2000, Energy Services had 624 customers, up from 377 in 1998. Volume has grown about 34% with customer growth as volumes traded increased to 327 MMdth in 2000, up from 244 MMdth in 1998.

                             Energy Services Growth


                                  [BAR CHART]


        Customers                        Throughput Volume in MMdth
        ---------                        --------------------------

  1998    1999    2000                      1998    1999    2000
  ----    ----    ----                      ----    ----    ----
   377     472     624                       244     287     327

      Energy Services includes two gas marketing companies. ProLiance is 50% owned by Vectren and 50% owned by an affiliate of Citizens Gas. SIGCORP Energy Services, Inc. is a wholly owned subsidiary of Vectren. In addition, Energy Services Group, LLC provides energy performance contracting and facility upgrades through its design and installation of energy-efficient equipment. Energy Systems Group, LLC is a venture between Vectren and Citizens Gas, with Vectren owning 67%. We expect Energy Services to continue its growth and increase its relative earnings contribution to Vectren.

Energy Services Strategic Objectives

    .  Deploy a customer relationship strategy

    .  Continue to build natural gas marketed volumes

    .  Develop a platform to sell power to end users and municipal customers

Utility Services

      Our Utility Services group is a low cost provider of outsourcing services for electric, gas, water and telecommunication utilities, including Vectren's Energy Delivery businesses. Those outsourced services include underground construction and facilities locating, meter reading, warehousing and distribution of materials and third party collections. In addition, the group provides Vectren's Power Supply group with a dependable, low cost source of coal from its own mines in southwest Indiana. It also markets coal to other utilities and wholesale customers.

      This group includes the following entities: Reliant Services, LLC ("Reliant"), an equally owned strategic alliance with Cinergy Corp.; CIGMA, LLC, an equally owned strategic alliance with an affiliate of Citizens Gas; IEI Financial Services, LLC, a wholly owned subsidiary of Vectren; and Vectren Fuels, Inc., a wholly owned subsidiary of Vectren. We expect Utility Services to grow steadily and its earnings to improve over the next few years.

Utility Services Strategic Objectives

    . Continue to optimize core competencies and expand service offerings to other utilities

    .  Provide improved service and reduced costs to utility affiliates

Communications

      Our Communications group provides services to approximately 21,800 residential and commercial customers in the greater Evansville area in southern Indiana through an 880-mile fiber network. This network has been active since mid-2000. The present customer base has yielded approximately 57,600 RGUs, indicating multiple lines and/or services being utilized by the same customer. Penetration of our existing energy customer base in Evansville with communications services has been in excess of one-third. The Evansville system is operated in a joint venture with Utilicom. Utilicom is a provider of bundled communications services that focuses on last mile delivery to residential and commercial customers in second and third tier markets.

                               [BAR CHART]
                        Communications Customers
                    Total Passing      Customers Served      RGU's
      1999             41,900               8,500           15,400
      2000             83,400              21,800           57,600

      Our Communications strategy is to be the first mover to connect customers in the second and third tier markets in Indiana and west central Ohio. We intend to execute our strategy by investing in broadband cable overbuilds and by optimizing the existing relationships between our other business groups and their customers.

      In addition to the operating Evansville network, we have invested $8.1 million in Utilicom and have also committed to invest up to $100 million in Utilicom in the form of convertible subordinated debt, subject to obtaining all required financing. Vectren's commitment will support Utilicom's plan to raise $600 million of additional capital to fund ventures in Indianapolis, Indiana and Dayton, Ohio. Utilicom has also obtained $220 million of capital commitments from Blackstone Capital Partners III, First Union Capital Partners, and JP Morgan Capital. These commitments are also subject to the achievement of the funding of the entire $600 million of additional capital. In the near future, we expect growth in customers and RGUs to continue, but we do not expect a significant near term earnings impact to Vectren overall from either the Indianapolis or Dayton venture. Communications reported positive income in 2000 due to a one-time gain.

Communications Strategic Objectives

    .  Generate positive EBITDA from the Evansville investment in 2001

    .  Begin construction of broadband strategy in Indianapolis and Dayton

Corporate and Other

      In addition to the non-regulated business groups previously discussed, our Corporate and Other group invests in and realizes tax credits from:

    . a portfolio of energy development projects in gas storage, gathering and processing, and fuel cells and other distributed generation projects;

    . real estate, including structured finance and leveraged leases, as well as low income housing projects;

    .  projects to develop coal based synthetic fuels; and

    . corporate information technology, including billing and financial reporting systems.

Major investments include Haddington Energy Partners, L.P. ("Haddington Energy"), Southern Indiana Properties, Inc., Pace Carbon Synfuels Investors, L.P., Energy Realty, Inc. and Vectren Resources LLC. Due to the investment nature of this group, contributions to future earnings may exhibit some volatility.

                              Recent Developments

Acquisition of the Gas Utility Assets of The Dayton Power and Light Company

      Vectren purchased the natural gas distribution assets of Dayton Power for a purchase price of approximately $465 million on October 31, 2000. The acquisition added approximately 305,000 gas utility customers in 16 counties in western Ohio. Vectren acquired the gas utility assets as a tenancy in common through two separate subsidiaries. Indiana Gas acquired a 47% undivided ownership interest in the assets and Vectren of Ohio acquired the remaining 53% undivided ownership interest. Vectren of Ohio is the operator of all of the assets. Because Ohio law requires domestic incorporation of any entity providing utility services in Ohio, Indiana Gas has incorporated under Ohio, as well as Indiana, law.

      Vectren Utility Holdings, Inc. ("Utility Holdings") is the intermediate holding company for Vectren's utility interests. As part of the acquisition financing, Utility Holdings borrowed approximately $435 million under its commercial paper program. From the proceeds of this financing, Indiana Gas borrowed $189 million, and Vectren of Ohio borrowed $246 million from Utility Holdings. Indiana Gas also borrowed $29 million under its commercial paper program. Indiana Gas and Vectren of Ohio each applied these proceeds to pay its respective share of the purchase price for the gas utility assets of Dayton Power. On December 28, 2000, Utility Holdings issued $150 million in floating rate notes due December 27, 2001 and applied the net proceeds to reduce the balance outstanding under its commercial paper program. These notes bear interest at a per annum rate equal to the three month U.S. dollar LIBOR rate plus .75%. Concurrently with completion of this financing, a floating rate to fixed rate swap was executed which in effect resulted in a fixed rate of 6.64% on this debt. We anticipate that the related commercial paper and short-term financings will be replaced over time with permanent, long term financing.

Additional Investment in Utilicom

      On December 21, 2000, Vectren invested $8.1 million in Utilicom. Vectren has also committed to invest up to $100 million in Utilicom in the form of convertible subordinated debt, subject to obtaining all required financing. Vectren is a current partner in Utilicom's initial operation in Evansville, Indiana, operating under the brand name of SIGECOM, a TOTALink affiliate. Utilicom, operating under the brand name TOTALink, is a provider of bundled communications services, focusing on last mile delivery to residential and commercial customers in second and third tier markets. It builds, owns and operates high capacity broadband networks and delivers cable TV, high speed internet service and telephone service to customers in partnership with affiliates of local electric and gas utilities.

      Vectren's commitment will support the plan of Utilicom to raise $600 million of additional capital to fund ventures in Indianapolis, Indiana and Dayton, Ohio, where Utilicom has recently received authorization to build and operate networks, and to recapitalize the SIGECOM venture. Utilicom has also obtained $220 million of capital commitments from Blackstone Capital Partners III, First Union Capital Partners, and JP Morgan Capital. These commitments are also subject to the funding of the entire $600 million of additional capital.

      A launch date of late 2001 is expected for both the Indianapolis and Dayton projects. The Indianapolis venture, TOTALink of Indiana, LLC, will consist of approximately 3,400 miles of broadband network passing 350,000 homes and businesses. The Dayton venture, TOTALink of Ohio LLC, will consist of approximately 1,100 miles of broadband network passing 120,000 homes and businesses.

      Vectren has a 14% equity interest in SIGECOM following the recapitalization of Utilicom in January 2000. Upon completion of all new funding and later conversion of convertible debt, Vectren would have up to a 31% ownership in both the Indianapolis and Dayton ventures and would own approximately 8% of Utilicom. With the $8.1 million investment, Vectren has now invested $25 million in Utilicom as convertible subordinated debt and $8 million as equity in SIGECOM Holdings, Inc. Vectren does not expect the Indianapolis and Dayton investments to have any significant financial impact on earnings in 2001 or 2002. Construction in Indianapolis and Dayton will be funded over the next five years.

Acquisition of Miller Pipeline Corporation

      On December 13, 2000, Reliant, a joint venture equally owned by subsidiaries of Cinergy Corp. and Vectren, purchased the stock of Indianapolis-based Miller Pipeline from NiSource Inc. for approximately $68.3 million. Miller Pipeline is one of the nation's premier natural gas distribution contractors with nearly 50 years of experience in the construction industry. The acquisition will expand our utility services business by adding underground pipeline construction, replacement and repair to our current services of underground facility locating, contract meter reading and installation of telecommunications and electric facilities.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering without exercise of the underwriters' over-allotment option of approximately $121 million ($139 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to repay a portion of the commercial paper of Utility Holdings outstanding as of December 31, 2000, which has a weighted average interest rate of 6.7% per annum as of January 25, 2001 and has maturities ranging from 1 day to 55 days. We issued the commercial paper and other short term debt to fund the acquisition of the natural gas distribution assets of Dayton Power, our share of the additional investment in Reliant for the purchase price for Miller Pipeline and our additional investments in Haddington Energy and the integrated broadband communications joint venture with Utilicom.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

      Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC." The high and low sales prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends paid are shown in the following table for the periods indicated.

                                                                 Price Range
                                               Quarterly Cash -----------------
                                                 Dividends      High     Low
                                               -------------- -------- --------
2000:
  Second Quarter..............................    $0.2425     $21.3125 $15.7500
  Third Quarter...............................     0.2425      20.3750  17.5625
  Fourth Quarter..............................     0.2550      26.5000  20.0000
2001:
  First Quarter (through January 26)..........      (1)       $24.4375 $21.6875

--------

(1) On January 24, 2001, our board of directors declared a dividend of $0.255 per share, payable on March 1, 2001, to common shareholders of record on February 15, 2001.

      The last reported sale price of our common stock on the New York Stock Exchange on January 26, 2001 was $22.6875 per share, and, as of January 12, 2001, there were 14,904 shareholders of record of our common stock.

      Dividends on our shares of common stock are payable at the discretion of our board of directors out of legally available funds. Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors.

      The mortgage indenture and the terms of preferred stock of SIGECO contained in its articles of incorporation could limit the ability of SIGECO to pay dividends to Vectren. Under the applicable provisions, SIGECO may pay dividends on common stock from accumulated surplus earned subsequent to 1947 to the extent this surplus exceeds two times the annual dividend requirements on preferred stock. The amount restricted against cash dividends on common stock at December 31, 2000 under the restriction based on annual dividend requirements was $1,925,951, leaving $251,630,083 unrestricted for the payment of dividends.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2000:

    .  on an actual basis; and

    . on an adjusted basis, which gives effect to the sale of 5,500,000 shares in this offering at an assumed public offering price of $23.00, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, and application of the estimated net proceeds of $120,934,000 to repay outstanding commercial paper, as if the issuance occurred on December 31, 2000.

You should read this table in conjunction with the consolidated financial statements and related notes included or incorporated by reference in this prospectus.

                                                     As of December 31, 2000
                                                  -----------------------------
                                                         (In thousands)
                                                    Actual   As Adjusted(1)
                                                  ---------- --------------
Short-term debt
  Current maturities of long term debt........... $      249   $      249
  Other short term borrowings....................    813,608      692,674
                                                  ----------   ----------
    Total short term debt........................ $  813,857   $  692,923
                                                  ==========   ==========
Long-term debt and other obligations............. $  631,954   $  631,954
                                                  ----------   ----------
Shareholders' equity:
  Preferred stock of subsidiary.................. $   16,965   $   16,965
  Common stock (no par value) 480,000 shares
   authorized;
   61,387 shares issued and outstanding..........    217,720      338,654
  Retained earnings..............................    506,462      506,462
  Accumulated other comprehensive income.........      7,502        7,502
                                                  ----------   ----------
    Total shareholders' equity................... $  748,649   $  869,583
                                                  ----------   ----------
Total capitalization............................. $1,380,603   $1,501,537
                                                  ==========   ==========

--------
(1) The "As Adjusted" column does not include up to 825,000 shares of our common stock issuable upon the exercise of the underwriters' over-allotment option.

                       SELECTED HISTORICAL AND PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

                   Selected Historical Financial Information

      The following table presents selected consolidated financial information. The information should be read in conjunction with the consolidated financial statements of Vectren incorporated by reference in this prospectus. The financial information as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements, which were audited by Arthur Andersen, LLP. The financial information as of December 31, 1995, 1996, 1997 and 2000 and for the years ended December 31, 1995, 1996 and 2000 are derived from our internal unaudited consolidated financial statements. This information has been restated to reflect the pooling of interests transaction pursuant to which each of Indiana Energy and SIGCORP merged into Vectren.

                                           Year Ended December 31
                          ------------------------------------------------------------
                            1995     1996     1997        1998      1999       2000
                          -------- -------- --------    -------- ---------- ----------
                                    (in thousands, except per share data)
Operating Data
Operating revenue.......  $805,828 $965,335 $972,081    $997,706 $1,068,417 $1,648,690
Operating income........  $126,650 $160,146 $124,556(1) $148,537 $  160,772 $  130,921(2)
Net income..............  $ 85,994 $ 83,657 $ 67,714(1) $ 86,600 $   90,748 $   72,040(2)
Average common shares
 outstanding............    61,567   61,522   61,611      61,578     61,306     61,297
Basic earnings per share
 on common stock........  $   1.40 $   1.36 $   1.10(1) $   1.41 $     1.48 $     1.18(2)
Diluted earnings per
 share on common stock..  $   1.40 $   1.36 $   1.10    $   1.41 $     1.48 $     1.17(2)
Dividends per share on
 common stock...........  $   0.83 $   0.85 $   0.88    $   0.90 $     0.94 $     0.98

--------
(1) During 1997, the Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas' operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions.

(2) Merger and integration related costs incurred for the year ended December 31, 2000 totaled $41.1 million. These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities. Vectren expects to realize net merger savings of nearly $200 million over the next ten years from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing. The continued merger integration activities, which will contribute to the merger savings, will be substantially complete during 2001.

  As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision, resulting in an increase in depreciation expense of approximately $11.4 million for the year ended December 31, 2000.

  In total, merger and integration related costs incurred for the year ended December 31, 2000 were $52.5 million ($36.8 million after tax).

                                                 As of December 31
                         -----------------------------------------------------------------
                            1995       1996       1997       1998       1999       2000(1)
                         ---------- ---------- ---------- ---------- ---------- ----------
                                       (in thousands, except per share data)
Balance Sheet Data
Total assets............ $1,673,310 $1,719,547 $1,758,634 $1,798,840 $1,980,467 $2,909,187
Redeemable preferred
 stock.................. $    8,424 $    8,424 $    8,424 $    8,308 $    8,192 $    8,076
Long-term obligations... $  460,379 $  409,058 $  475,490 $  388,938 $  486,726 $  631,954
Common stock equity..... $  607,967 $  639,067 $  653,666 $  677,914 $  709,757 $  731,684

--------

(1) Vectren and Indiana Gas are not currently in compliance with the total indebtedness to capitalization ratios contained in the back up credit facilities for the commercial paper programs of Utility Holdings and Indiana Gas. The maximum amount available under the Utility Holdings facility is $435 million, and the maximum amount available under the Indiana Gas facility is $155 million. The Utility Holdings facility requires that the ratio be no greater than 0.65 to 1 and the Indiana Gas facility requires that the ratio be no greater than 0.60 to 1. At December 31, 2000, the ratio for the Company was 0.658 to 1 and the ratio for Indiana Gas was 0.73 to 1. The Company's non-compliance arises primarily from abnormally high natural gas prices in recent months and the resulting working capital requirements. We are in the process of obtaining consents from the banks on the Utility Holdings facility to waive the non-compliance and increase the ratio from 0.65 to 1 to 0.67 to 1 until March 29, 2001. The application of the proceeds of this offering to repay short-term debt should allow the Company to satisfy the 0.65 to 1 ratio beginning March 30, 2001. The Indiana Gas non-compliance resulted from the indebtedness incurred to purchase its ownership interest in the natural gas distribution assets of Dayton Power. Upon receiving approval from the Indiana Commission, which is expected in the second quarter of this year, the Company plans to convert a portion of the outstanding indebtedness of Indiana Gas to equity thereby infusing $125 million in capital into Indiana Gas, which is anticipated to cause the ratio to decline to approximately
    0.57 to 1. The banks on the Indiana Gas facility have agreed to waive the non-compliance through and including March 31, 2001. There are no amounts outstanding under either facility.

               Selected Pro Forma Condensed Financial Information

      The accompanying pro forma financial information presents the condensed unaudited pro forma balance sheet of Vectren as of September 30, 2000 and the unaudited pro forma statement of income for the nine months ended September 30, 2000 and for the year ended December 31, 1999.

      On October 31, 2000, Vectren completed its acquisition of the natural gas distribution assets of Dayton Power for approximately $465 million pursuant to an Asset Purchase Agreement dated December 14, 1999. Vectren acquired the gas utility assets as a tenancy in common through two separate wholly-owned subsidiaries. Operations will be conducted under the name of Vectren of Ohio. Under the acquisition structure Indiana Gas, one of Vectren's operating public utilities, holds a 47% undivided ownership interest and Vectren of Ohio has a 53% undivided ownership interest.

      The unaudited condensed pro forma balance sheet information as of September 30, 2000 is presented as if the acquisition had occurred on September 30, 2000. The unaudited condensed pro forma income statement information for the nine month period ended September 30, 2000 and for the year ended
December 31, 1999 are presented as if the acquisition had occurred at January 1, 1999. The following as adjusted pro forma information reflects the effects of the Dayton Power acquisition, as well as the issuance by Indiana Gas on December 28, 2000 of $70,000,000 in insured quarterly notes, the issuance by Vectren Capital on December 21, 2000 of $78,000,000 in senior notes, and the common stock offering and use of related net proceeds of $120,934,000 to repay outstanding commercial paper. Pro forma net income and earnings per share is presented as if these events had occurred as of January 1, 1999. Pro forma short-term debt, long-term debt and common stock equity are presented as if these events occurred as of September 30, 2000.

      Preparation of the pro forma financial information was based on assumptions deemed appropriate by us. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the transaction had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma information should be read in conjunction with the audited consolidated financial statements of Vectren filed on Form 8-K for the year ended December 31, 1999, the unaudited financial statements of Vectren filed on Form 10-Q for the quarter ended September 30, 2000, and the audited financial statements of The Dayton Power and Light Company Natural Gas Distribution Business and pro forma financial statements of Vectren filed on Form 8-K on January 16, 2001.

                                                      Pro Forma    As Adjusted
                           Pro Forma   As Adjusted   Nine Months   Nine Months
                           Year Ended   Year Ended      Ended         Ended
                          December 31, December 31, September 30, September 30,
                              1999         1999         2000          2000
                          ------------ ------------ ------------- -------------
                                  (in thousands, except per share data)
Income Statement
 Information, For Period
 Ended
  Operating revenue.....   $1,287,283   $1,287,283   $1,108,471    $1,108,471
  Operating income......      182,979      182,979       96,880        96,880
  Net income............       87,402       92,552       45,007        48,870
  Basic earnings per
   share on common
   stock................   $     1.43   $     1.39   $      .73    $       73
  Diluted earnings per
   share on common
   stock................   $     1.42   $     1.38   $      .73    $      .73
Balance Sheet
 Information, At Period
 End
  Cash and cash
   equivalents..........                             $   17,353    $   17,353
  Total assets..........                              2,544,830     2,544,830
  Short term debt.......                                828,484       561,610
  Long term debt........                                484,074       632,074
  Preferred stock.......                                 16,965        16,965
  Common stock equity...                                709,702       830,636

                              DESCRIPTION OF STOCK

General

      The total amount of authorized capital stock of Vectren is 480,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of January 11, 2001, 61,387,468 shares of common stock and no shares of preferred stock were issued and outstanding. The following summary highlights the material provisions of our Articles of Incorporation, our bylaws and the Indiana Business Corporation Law ("IBCL") relating to our capital stock.

Board of Directors

      Our Articles and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Vectren unless the takeover or change in control is approved by the board. The Articles provide for a minimum of one and a maximum of 16 members of the board, the actual number to be specified by the bylaws, which currently set the number of directors at 16. The Articles also provide that the bylaws may provide for classes of directors, and in accordance therewith, there are currently three classes of directors on the board. Notice of nominations of persons to the board may be made by our shareholders and must be sent to us not less than 90 nor more than 120 days before the meeting at which directors will be elected.

Common Stock

Dividends and Rights upon Liquidation

      The holders of outstanding Vectren common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. Our common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Vectren, the holders of our common stock are entitled to receive pro rata the assets of Vectren which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Voting Rights

      Each outstanding Vectren common share is entitled to one vote on all matters submitted to a vote of our shareholders. Except as otherwise required by law or our Articles, the holders of Vectren common stock vote together on all matters submitted to a vote of the shareholders, including the election of directors. The bylaws provide that the representation, in person or proxy, of a majority of the stock outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for conducting business. The Articles provide that the following actions may be taken only with the affirmative vote of holders of 80% of the combined voting power of the outstanding Vectren stock entitled to vote:

    .  removal for cause of a director;

    . amendment or repeal of the provision regarding director removal for cause; and

    . certain business combinations unless the business combination is approved by a majority of continuing directors or the business combination satisfies a fair price test.

A "continuing director" means any member of the board who is unaffiliated with the other party to a business combination which is the beneficial owner of more than 10% of the voting power of Vectren stock and who was a member of the board prior to the time that such other party to a business combination became the beneficial owner of more than 10% of the voting power of Vectren stock, and any successor of a continuing director who is unaffiliated with the other party to a business combination and is recommended to succeed a continuing director by a majority of continuing directors then on the board.

Advance Notice of Shareholder Business; Special Meetings of Shareholders

      Notice of any business proposed by a Vectren shareholder to be conducted at any meeting of shareholders must be sent to us not less than 90 nor more than 120 days before the meeting at which the business is conducted. The board or our Chief Executive Officer may call special meetings of our shareholders. Our shareholders have no right to call a special meeting of the shareholders or to amend the bylaws.

      Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC." The transfer agent and registrar for Vectren's common stock is EquiServe Trust Company N.A.

Preferred Stock

      The board may, without further action by our shareholders, from time to time, direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Vectren before any payment is made to the holders of our common stock. The issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board, without shareholder approval, may issue preferred stock with voting and conversion and/or exchange rights, which could adversely affect the holders of our common stock. There are no shares of preferred stock outstanding.

Shareholder Rights Agreement

      The board has adopted a Shareholder Rights Agreement which is generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Vectren to treat each shareholder on a fair and equal basis. Under the Shareholder Rights Agreement, the board has declared a dividend distribution of one right for each outstanding Vectren common share. A right will attach to each common share Vectren issues. Each right entitles the holder to purchase from Vectren one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). Initially, the rights will not be exercisable. The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (a "Vectren Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Vectren common stock (or a 10% acquiror who is determined by the Vectren board to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren Acquiring Person. The Vectren Shareholder Rights Agreement expires October 25, 2009.

Indiana Statutes

      The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company's common stock (an "interested shareholder"). During the five-year period after the acquisition, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

      In addition, a person who makes a tender offer for, or otherwise acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation that is subject to the "Control Share Acquisitions Statute" of the IBCL may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror. The Control Share Acquisitions Statute also authorizes a corporation to redeem the shares held by a person that exceed the ownership thresholds in the statute, provided that the corporation's articles or bylaws authorized such a redemption prior to the date the person acquires such shares. Our articles and bylaws do not include a provision authorizing such a redemption. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Because we have not made such an election in our articles or bylaws, acquisitions of our shares remain subject to the statute.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of the common stock by holders who are not U.S. persons (non-United States holders) and who acquire and own the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (Code). For this purpose, a "non-United States holder" is any holder that is not a "U.S. person" (as defined below). For purposes of this discussion, the term "U.S. person" means
(i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of any non-United States holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. Prospective non-U.S. investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate, and other tax consequences of owning and disposing of the common stock.

Dividends

      If we pay a dividend, the amount payable to a non-United States holder of common stock whose income with respect to its investment in a common stock is not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. A non-United States holder who is an individual or corporation (or an entity treated as a corporation for federal income tax purposes) holding common stock on its own behalf will be required to submit to the last Withholding Agent, as defined below, an Internal Revenue Service ("IRS") Form W-8BEN or other permitted documentation certifying its entitlement to treaty relief from withholding. A "Withholding Agent" is the United States payor

(or a Non-United States payor who is a qualified intermediary, U.S. branch of foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a Non-U.S. Holder, which itself is not a Withholding Agent. Non-United States holders should consult their tax advisors on submission of such documentation.

      Dividends received by a non-United States holder that are effectively connected with a U.S. trade or business conducted by such non-United States holder are exempt from withhold-ing tax provided the non-United States holder filed IRS Form W-8ECI. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

      In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a U.S. trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless: (i) such gain is effectively connected with a U.S. trade or business of the non-United States holder, (ii) the non-United States holder is an individual who holds common stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Although we believe we are not and are unlikely to become a United States real property holding corpora-tion, we may be one, or we may become one, because of our ownership of substantial real estate assets in the United States. If we were to be treated as a United States real property holding company, a non-United States holder who holds, directly or indirectly, more than 5% of our common stock will be subject to U.S. federal income taxation on any gain realized from the sale or exchange of such stock, unless an exemption is provided under an applicable treaty.

Backup Withholding and Information Reporting

      Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

      Backup withholding (which is generally imposed at a rate of 31% on certain payments to persons who fail to furnish certain information to the payer) will generally not apply to dividends to which the 30% gross withholding tax would otherwise apply, absent certification for entitlement to a reduced withholding rate (unless the payer has knowledge that the payee is a U.S. person). Dividends paid to a non-United States holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-United States holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer.

      Generally, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status on IRS Form W-8BEN or similar form or otherwise establishes an exemption. A U.S. holder that certifies its U.S. status by providing a valid IRS Form W-9 will not be subject to backup withholding.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Estate Tax

      Individual non-United States holders who own common stock at the time of their deaths or made certain lifetime transfers of interests in common stock will be required to include the value of such common stock in their gross estates for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

      THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNER-SHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX-ING JURISDICTION.

                                  UNDERWRITING

      We intend to offer the shares of common stock through the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                        Number
          Underwriter                                                  of Shares
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................
     Credit Suisse First Boston Corporation...........................
     A.G. Edwards & Sons, Inc.........................................
     Edward D. Jones & Co., L.P.......................................
     UBS Warburg LLC..................................................
                                                                        -------
          Total.......................................................
                                                                        =======

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      Certain of the underwriters will be facilitating Internet distribution for this offering to some Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their respective online brokerage customers. An electronic prospectus is available on the Web sites maintained by these underwriters. Other than the prospectus in electronic format, the information on these Web sites relating to this offering is not a part of this prospectus.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession
not in excess of $     per share. The underwriters may allow, and the dealers
may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                         Per Share  Without Option  With Option
                                         ---------  --------------  -----------
     Public offering price.............     $            $              $
     Underwriting discount.............     $            $              $
     Proceeds, before expenses, to
      Vectren..........................     $            $              $

     The expenses of the offering, not including the underwriting discount, are estimated at $425,000 and are payable by us.

Over-allotment Option

     We have granted an option to the underwriters to purchase up to 825,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sale of Similar Securities

     We, our directors, our executive officers and certain of our stockholders have agreed, with exceptions, including the grant of options or shares of common stock pursuant to the At Risk Compensation Plan, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we and these other individuals have agreed not to directly or indirectly

    .  offer, pledge, sell or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that we file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

     Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC."

Price Stabilization and Short Position

      Until the distribution of the shares offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representative may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these previous transactions.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Brown & Wood llp, New York, New York.

                                    EXPERTS

      The audited consolidated financial statements of Vectren as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      The audited financial statements of Dayton Power's natural gas retail distribution business as of December 31, 1999 and for the year then ended incorporated in this prospectus by reference to Vectren Corporation's Current Report on Form 8-K dated January 16, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our filings are available on the SEC's web site at http://www.sec.gov. You may also read and copy this information at the following locations of the SEC:

    Public Reference         7 World Trade             Citicorp Center
    Room                     Center                    500 West Madison
    450 Fifth Street,        Suite 1300                Street
    N.W.                     New York, New York        Suite 1400
    Washington, D.C.         10048                     Chicago,
    20549                                              Illinois 60661

You can obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      Our common stock is listed on the New York Stock Exchange and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

      The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is contained or otherwise incorporated by reference in this prospectus.

      This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (i) between the date of this preliminary prospectus and prior to the effectiveness of the registration statement that registers the securities we are offering and (ii) until the termination of the offering being made by this prospectus. Our Commission File No. is 1-15467.

    .  Annual Report on Form 10-K for the year ended December 31, 1999;

    .  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

    .  Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

    .  Quarterly Report on Form 10-Q for the quarter ended September 30,
       2000;

    . Amendment to Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

    .  Current Report on Form 8-K filed on March 24, 2000;

    .  Current Report on Form 8-K filed on April 14, 2000;

    .  Current Reports on Form 8-K filed on April 27, 2000 (two filings);

    .  Current Report on Form 8-K filed on May 31, 2000;

    .  Current Report on Form 8-K filed on July 11, 2000;

    .  Current Report on Form 8-K filed on July 28, 2000;

    .  Current Report on Form 8-K filed on November 15, 2000;

    .  Current Report on Form 8-K filed on December 15, 2000;

    .  Current Report on Form 8-K filed on December 22, 2000;

    .  Current Report on Form 8-K filed on December 27, 2000;

    .  Current Reports on Form 8-K filed on January 5, 2001 (two filings);

    .  Current Report on Form 8-K filed on January 16, 2001;

    .  Current Report on Form 8-K filed on January 25, 2001;

    .  Current Report on Form 8-K filed on January 30, 2001;

    . The description of our common stock contained in our registration statement on Form 8-A filed on November 16, 1999; and

    . The description of our common stock purchase rights contained in our registration statement on Form 8-A filed on November 16, 1999.

      You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                               Investor Relations
                              Vectren Corporation
                             20 N.W. Fourth Street
                           Evansville, Indiana 47741
                                 (812) 491-4000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,500,000 Shares

                              Vectren Corporation

                               [LOGO OF VECTREN]

                                  Common Stock
                       (and Common Stock Purchase Rights)

                                --------------
                                   PROSPECTUS
                                --------------

                              Merrill Lynch & Co.

                           Credit Suisse First Boston

                           A.G. Edwards & Sons, Inc.

                        Edward D. Jones & Co., L.P.

                                UBS Warburg LLC

                                          , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the offering pursuant to this registration statement are currently anticipated to be as follows:

      Registration Fee................................................ $ 36,813
      New York Stock Exchange Filing Fee..............................   21,875
      NASD Filing Fee.................................................   15,225
      Printing and Engraving Expenses*................................  125,000
      Legal Fees and Expenses*........................................  100,000
      Accounting Fees and Expenses*...................................  100,000
      Miscellaneous*..................................................   26,087
                                                                       --------
          Total*...................................................... $425,000
                                                                       ========

--------

*Estimated.

Item 15. Indemnification of Directors and Officers.

   The Vectren Articles and the Vectren bylaws provide that Vectren will indemnify any individual who is or was a director or officer of Vectren, or is or was serving at the request of Vectren as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise whether or not for profit, against liability and expenses, including attorneys fees, incurred by him in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, in which he is made or threatened to be made a party by reason of being or having been in any such capacity, or arising out of his status as such, except (i) in the case of any action, suit, or proceeding terminated by judgment, order, or conviction, in relation to matters as to which he is adjudged to have breached or failed to perform the duties of his office and the breach or failure to perform constituted willful misconduct or recklessness; and (ii) in any other situation, in relation to matters as to which it is found by a majority of a committee composed of all directors not involved in the matter in controversy (whether or not a quorum) that the person breached or failed to perform the duties of his office and the breach or failure to perform constituted willful misconduct or recklessness. Vectren may pay for or reimburse reasonable expenses incurred by a director or officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon receipt of (i) a written affirmation of the director's or officer's good faith belief that such director or officer has met the standard of conduct prescribed by Indiana law; and (ii) an undertaking of the director or officer to repay the amount paid by Vectren if it is ultimately determined that the director or officer is not entitled to indemnification by Vectren.

   The Vectren Articles and the Vectren bylaws provide that the indemnification rights described above are in addition to any other indemnification rights a person may have by law. The employment agreements with its executive officers will require Vectren to indemnify the executive officers in accordance with its indemnification policies for its senior executives, subject to applicable law.

   Section 23-1-37 et seq. of the IBCL provides for "mandatory indemnification," unless limited by the articles, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the IBCL states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director acted in good faith and reasonably believed the actions were in the best interest of the corporation (or if the actions are not in an official capacity, the actions were not opposed to the best interests of the corporation) if the proceeding is a civil proceeding. If the proceeding is criminal, the director must furnish a written affirmation that the director had reasonable cause to believe he or she was acting lawfully or the director or officer had no reason to believe the action was unlawful. The director must undertake to repay the advance if it is ultimately determined that such director did not meet the standard of conduct required by the IBCL. In addition, those making the decision to reimburse the director must determine that the facts then known would not preclude indemnification under the IBCL.

   The IBCL permits a corporation to grant indemnification rights in addition to those provided by statute, limited only by the fiduciary duties of the directors approving the indemnification and public policies of the State of Indiana.

Item 16. Exhibits.

      Number   Description
      ------   -----------
       1.1     Form of Purchase Agreement

       2.1 Agreement and Plan of Merger dated as of June 11, 1999 among Indiana Energy, Inc., SIGCORP, Inc. and Vectren
               Corporation (the "Merger Agreement") (Incorporated by reference to Exhibit 2 to Registrant's Form S-4
               (Registration No. 333-90763) filed on November 12, 1999)

       2.2     Amendment No. 1 to the Merger Agreement dated December 14,
               1999 (Incorporated by reference to Exhibit 2 to Indiana
               Energy, Inc.'s (Commission File No. 1-09091) Current
               Report on Form 8-K filed on December 16, 1999)

       2.3     Asset Purchase Agreement dated December 14, 1999 between
               Indiana Energy, Inc. and The Dayton Power and Light
               Company and Number-3CHK with a commitment letter for a 364-Day Credit Facility dated December 16, 1999
               (Incorporated by reference to Exhibit 2 and 99.1 of Indiana Energy, Inc.'s Current Report on Form 8-K dated
               December 28, 1999.)

       4.1     Amended and Restated Articles of Incorporation of Vectren
               Corporation effective March 31, 2000 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Registrant filed on April 14, 2000)

      *4.2     Code of By-Laws of Vectren Corporation

       4.3 Shareholders Rights Agreement dated as of October 21, 1999 between Vectren Corporation and Equiserve Trust Company,
               N.A., as Rights Agent (Incorporated by reference to Exhibit 4 to Registrant's Form S-4 (Registration No. 333-
               90763) filed on November 12, 1999)

      *5.1     Opinion of Barnes and Thornburg

      23.1     Consent of Arthur Andersen LLP

      23.2     Consent of PricewaterhouseCoopers LLP

     *23.3     Consent of Barnes and Thornburg (included in Exhibit 5.1)

     *24.1     Power of Attorney

--------

*Previously filed with the Form S-3 to which this Amendment No. 1 relates on January 19, 2001.

Item 17. Undertakings.

   The undersigned hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on January 30, 2001.

                                          Vectren Corporation

                                                  /s/ Ronald E. Christian
                                          By: _________________________________
                                             Ronald E. Christian, Senior Vice
                                             President, Secretary and General
                                                          Counsel

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

(1) Principal Executive Officer

       /s/ Niel C. Ellerbrook        Chairman and Chief Executive   January 30, 2001
____________________________________  Officer
         Niel C. Ellerbrook


(2) Principal Financial Officer

       /s/ Jerome A. Benkert         Executive Vice President and   January 30, 2001
____________________________________  Chief Financial Officer
         Jerome A. Benkert


(3) Principal Accounting Officer

       /s/ M. Susan Hardwick         Vice President and             January 30, 2001
____________________________________  Controller
         M. Susan Hardwick


(4) A Majority of the Board of Directors


      /s/ Ronald E. Christian*       Director
____________________________________
            John M. Dunn

      /s/ Ronald E. Christian*       Director
____________________________________
         Niel C. Ellerbrook

      /s/ Ronald E. Christian*       Director                       January 30, 2001
____________________________________
        John D. Englebrecht

      /s/ Ronald E. Christian*       Director
____________________________________
         Lawrence A. Ferger

      /s/ Ronald E. Christian*       Director
____________________________________
          Anton H. George


             Signature                           Title                    Date
             ---------                           -----                    ----


      /s/ Ronald E. Christian*       Director
____________________________________
          Andrew E. Goebel

      /s/ Ronald E. Christian*       Director
____________________________________
         Robert L. Koch II

      /s/ Ronald E. Christian*       Director
____________________________________
          William G. Mays

      /s/ Ronald E. Christian*       Director
____________________________________
        J. Timothy McGinley

      /s/ Ronald E. Christian*       Director
____________________________________
          Donald A. Rausch

      /s/ Ronald E. Christian*       Director                       January 30, 2001
____________________________________
         Richard P. Rechter

      /s/ Ronald E. Christian*       Director
____________________________________
         Ronald G. Reherman

      /s/ Ronald E. Christian*       Director
____________________________________
           James C. Shook

      /s/ Ronald E. Christian*       Director
____________________________________
        Richard W. Shymanski

      /s/ Ronald E. Christian*       Director
____________________________________
          James S. Vinson

      /s/ Ronald E. Christian*       Director
____________________________________
         Jean L. Wojtowicz


   *The undersigned, Ronald E. Christian, executes this Amendment No. 1 as attorney-in-fact of the persons designated above.

      /s/ Ronald E. Christian
____________________________________
        Ronald E. Christian

                                 EXHIBIT INDEX

 Number Description
 ------ -----------
   1.1  Form of Purchase Agreement

   2.1 Agreement and Plan of Merger dated as of June 11, 1999 among Indiana Energy, Inc., SIGCORP, Inc. and Vectren
        Corporation (the "Merger Agreement") (Incorporated by reference to Exhibit 2 to Registrant's Form S-4
        (Registration No. 333-90763) filed on November 12, 1999)

   2.2  Amendment No. 1 to the Merger Agreement dated December 14,
        1999 (Incorporated by reference to Exhibit 2 to Indiana
        Energy, Inc.'s (Commission File No. 1-09091) Current Report on Form 8-K filed on December 16, 1999)

   2.3  Asset Purchase Agreement dated December 14, 1999 between
        Indiana Energy, Inc. and The Dayton Power and Light Company and Number -3CHK with a commitment letter for a 364-Day
        Credit Facility dated December 16, 1999 (Incorporated by reference to Exhibit 2 and 99.1 of Indiana Energy, Inc.'s
        Current Report on Form 8-K dated December 28, 1999.)

   4.1  Amended and Restated Articles of Incorporation of Vectren
        Corporation effective March 31, 2000 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Registrant filed on April 14, 2000)

  *4.2  Code of By-Laws of Vectren Corporation

   4.3 Shareholders Rights Agreement dated as of October 21, 1999 between Vectren Corporation and Equiserve Trust Company,
        N.A., as Rights Agent (Incorporated by reference to Exhibit
        4 to Registrant's Form S-4 (Registration No. 333-90763)
        filed on November 12, 1999)

  *5.1  Opinion of Barnes and Thornburg

  23.1  Consent of Arthur Andersen LLP

  23.2  Consent of PricewaterhouseCoopers LLP

 *23.3  Consent of Barnes and Thornburg (included in Exhibit 5.1)

 *24.1  Power of Attorney

--------

*Previously filed with the Form S-3 to which this Amendment No. 1 relates on January 19, 2001.